Exhibit (g)(vii)

AMENDMENT NO. 7

GLOBAL CUSTODY AGREEMENT

Amendment No. 7 dated as of December 1, 2010 (“Amendment No. 7”), to the Global Custody Agreement, dated as of December 31, 2001, as amended (“Agreement”), by and between AXA Premier VIP Trust (“Trust”) and JPMorgan Chase Bank (“JPMorgan”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

The Trust and JPMorgan hereby agree to modify and amend the Agreement as follows:

1.	New Section 4.1: New Section 4.1 – JPMorgan’s Right Over Securities,; Set-off is hereby added as follows:

(a)	Without prejudice to J.P. Morgan’s rights under Applicable Law, J.P. Morgan and its Affiliates shall have, and the Customer grants to J.P. Morgan a security interest in and a lien on the Financial Assets held in the Securities Account as security for any and all Liabilities outstanding from time to time (whether actual or contingent) of the Customer to J.P. Morgan or any of its Affiliates, and J.P. Morgan shall be entitled without notice to the Customer, to withhold delivery of such Financial Assets, sell or otherwise realize any of such Financial Assets and to apply the proceeds and any other monies credited to the Cash Account in satisfaction of such Liabilities. For this purpose, J.P. Morgan may make such currency conversions as may be necessary at its then current rates for the sale and purchase of relevant currencies.

(b)	Without prejudice to JPMorgan’s rights under Applicable Law, JPMorgan may set off against any liabilities of the Customer to JPMorgan or any of its Affiliates any amount in any currency standing to the credit of any of the Customer’s accounts (whether deposit or otherwise) with any JPMorgan branch or office or with any Affiliate of JPMorgan. For this purpose, JPMorgan shall be entitled to accelerate the maturity of any fixed term deposits and to effect such currency conversions as may be necessary at its current rates for the sale and purchase of the relevant currencies.

2.	New Schedule D: Schedule D, Electronic Access Schedule is hereby added as follows:

1.	JPMorgan shall permit Customer and its Authorized Persons to access electronically the applications and products listed on Exhibit 1 to this Schedule (the “Products”). JPMorgan reserves the right to modify this Schedule and, subject to the terms and conditions of the Agreement, the products and services available through the Products, upon notice to Customer. If any modification materially affects the rights of Customer, Customer may terminate the services provided pursuant to this Schedule. JPMorgan shall use reasonable efforts to give Customer reasonable notice of its termination or suspension of access hereunder to any Product, but may do so immediately upon written notice to Customer if the JPMorgan determines, in its sole discretion, that providing access to such Product would violate Applicable Law or that the security or integrity of such Product is at risk.

2.

In consideration of the fees paid by Customer to JPMorgan and subject to any applicable Software License Addendum which will be provided to the Customer before it becomes effective in relation JPMorgan owned or sublicensed Software provided for a particular Application, JPMorgan grants to Customer on the terms of this Schedule a non-exclusive license to use the Products and the information and data made available to the Customer through the Products (the “Data”) for the sole use of the Customer. The Customer may download the Data and print out hard copies for its reference, provided that it does not remove any copyright or other notices contained therein or any hyperlink or other reference to any such notice.

3.	The rights and obligations of the parties with respect to the provision of certain cash products and services via the Products shall also be governed, to the extent not governed by this Agreement, by JPMorgan’s terms and conditions relating to such products and services, as the same may be amended from time to time (the “Product Terms”) of which Customer has been notified in writing. If and to the extent that there is a conflict between the Product Terms and this Schedule, the provisions of this Schedule shall prevail.

4.	The Customer acknowledges that there are certain security, corruption, transaction error and access availability risks associated with using open networks such as the internet, and the Customer hereby expressly assumes such risks. The Customer shall make their own independent assessment of the adequacy of the internet and of the security procedures made available by JPMorgan. The Customer acknowledges and agrees that the selection and use by it of third party security and communications software and third party service providers is the sole responsibility of the Customer, and JPMorgan disclaims all risks related thereto, notwithstanding that JPMorgan may recommend certain security and/or communication software packages. All such software must be interoperable with JPMorgan’s software. Each of the Customer and the Bank shall be responsible for the proper functioning, maintenance and security of its own systems, services, software and other equipment.

5.	Notwithstanding the other provisions of the Agreement, JPMorgan shall not be liable for any Losses arising out of the use or unavailability of the JPMorgan’s web site or any means provided by JPMorgan of accessing the Products through JPMorgan’s web site in the absence of JPMorgan’s gross negligence or willful misconduct. For the avoidance of doubt, JPMorgan’s liability for the content of information retrieved from JPMorgan’s website shall remain subject to Section 12 of this Agreement.

6.	The Customer shall not use the Products to transmit (i) any virus, worm, or destructive element or any programs or data that may be reasonably expected to interfere with or disrupt the Products or servers connected to the Products; (ii) material that violates the rights of another, including but not limited to the intellectual property rights of another; and (iii) “junk mail”, “spam”, “chain letters” or unsolicited mass distribution of e-mail.

7.	JPMorgan shall not use the Products to transmit (i) any virus, worm, or destructive element or any programs or data that may be reasonably expected to interfere with or disrupt the Products or servers connected to the Products; (ii) material that violates the rights of another, including but not limited to the intellectual property rights of another; and (iii) “junk mail”, “spam”, “chain letters” or unsolicited mass distribution of e-mail.

8.

The Customer shall promptly and accurately designate in writing to JPMorgan the geographic location of its users from time to time. The Customer further represents and warrants to JPMorgan that the Customer shall not access the service from any jurisdiction which JPMorgan informs the Customer or where the Customer has actual knowledge that the service is not authorized for use due to local regulations or laws. Prior to submitting any document which designates the persons authorized to act on the Customer’s behalf, the Customer shall obtain from each individual referred to in such document all necessary consents to enable JPMorgan to process the data set out therein for the purposes of providing the Products.

9.	Customer shall be responsible for the compliance of its Authorized Persons with the terms of this Schedule.

EXHIBIT 1 to Electronic Access Schedule

JPMorgan ACCESS Products: The following Worldwide Securities Services Applications are available via JPMorgan ACCESS

Accounting (Apollo)	To provide internet-based access to verified Accounting data and Net Asset Values.

Accounting Statements (FSRs)	To enable Licensee to securely download official financial statement reports and associated data files via the Internet.

Asset Manager Client Reporting (AMCR)	Provides valuation reports to Fund Managers and their clients via the web.

Corporate Action Instructions	To provide internet-based instruction capability for US & Global voluntary corporate actions together with intraday notifications of outstanding corporate action events requiring response.

Compliance	To provide internet-based Compliance reporting according to client-defined criteria permitting the identification and resolution of violations to client investment guidelines.

Compliance File Upload	To permit third party compliance clients to send their portfolio details to the Bank. Compliance results are delivered via the internet-based Compliance reporting application.

DataXchange	A utility to reformat, translate and route data to enable integration between a client system and the Bank. It permits integration and streamlining of business processes with JPMorgan. It format files to support in-house applications, third party vendors and industry standard file formats such as SWIFT and ISITC.

File Delivery / Messenger	To enable Licensee to securely download reports and/or custom data files using SSL encryption. Licensee may also utilize the Bank’s Messenger software to schedule automated downloads.

Global Consolidated Reporting (GCR)	To provide multinational plan sponsors the ability to view accounting data, performance measurement, and asset/liability analyses from a variety of perspectives across total plan assets and the universe of investment managers.

iVault!	iVault! is an Internet-based electronic document archive and retrieval service. This application can replace more costly paper storage.

News & Reference	To provide internet access to the Bank research reports together with global network information, financial news and market quotes.

Performance / Performance Measurement	Multi-currency performance measurement and attribution system with graphical analysis capabilities for customized reporting at the security level. Features include advanced statistical and risk analysis, global exposure analysis and “what-if” testing.

Secure eMail	Secure eMail enables clients to communicate online with JPMorganChase.

Security Administration	Security Administrator gives clients the control required to manage User IDs, passwords and secure tokens for authorized users of JPMorgan ACCESS products.

TITAN Online	Permits access to custody information and issuance of instructions relating to U.S. custody securities and cash.

Transaction Initiation	An electronic solution for the entry and transmission of global custody instructions. Clients can manage a host of custody transactions, from block trade execution to transfers between Investor Services accounts.

Trustee and Fiduciary Services	Provides Internet-based capability for intra-day processing, reporting and enquiry for the Bank’s trustee and depository clients.

Views / Portfolio Views / VIEWS Portfolio Reporting	Custody, Accounting and Securities Lending Reporting offers Internet access for viewing and exporting intra-day, close-of-business or historical data. To produce on-demand reports with drill-down functionality, JPMorganChase clients may choose from standard board-quality formats or create and save customized formats.

VIEWS Accounting Statements (FSRs)	To enable Licensee to securely download official financial statement reports and associated data files via the Internet.

VIEWS Class Actions	Access to quarterly reporting which provides clients with a detailed status of their outstanding class action filings.

VIEWS Compliance Reporting	To provide internet-based Compliance reporting according to client-defined criteria permitting the identification and resolution of violations to client investment guidelines.

VIEWS Compliance File Upload	To permit third party compliance clients to send their portfolio details to the Bank. Compliance results are delivered via the internet-based Compliance reporting application.

VIEWS Corporate Action Instructions	To provide internet-based instruction capability for US & Global voluntary corporate actions together with intraday notifications of outstanding corporate action events requiring response.

VIEWS DataXchange	A utility to reformat, translate and route data to enable integration between a client system and the Bank.

VIEWS File Delivery	To enable user to securely download reports and/or custom data files using SSL encryption. User may also utilize the Bank’s software to schedule automated downloads.

VIEWS News & Reference	To provide internet access to the Bank research reports together with global network information, financial news and market quotes.

VIEWS Performance and Analytics	Multi-currency performance measurement and attribution system with graphical analysis capabilities for customized reporting at the security level. Features include advanced statistical and risk analysis, global exposure analysis and “what-if” testing.

VIEWS Reconciliation	Permits the comparison of data files between a client system and information from JPMorgan. Provides the ability to compare two files and report matches, breaks and discrepancies.

VIEWS Transaction Initiation	An electronic solution for the entry and transmission of global custody instructions. Clients can manage a host of custody transactions, from block trade execution to transfers between Investor Services accounts.

Desktop/Other Products: The following Windows tm applications are installed on the Licensee’s and/or Licensee’s Authorized Third Parties’ PC or LAN hardware.

InfoStation Administration	This tool enables the Security Administrator to set up local users and to assign entitlements to each user.

InfoStation Audit Report	Provides a list or screen view of the local entitlements for each user.

InfoStation Email	Provides a method to send free form, unstructured text messages to customer service teams and to obtain electronic replies.

InfoStation InfoMatch	Permits comparison of customer data (e.g., holdings) to information obtained from Bank via InfoStation Reporter.

InfoStation Query	Allows the user to send inquiries on their U.S. Custody holdings and transactions to their Customer Service Team and directly to Bank’s Securities Operations Department for research and resolution.

InfoStation Reporter	Provides access to U.S. and global custody account holdings, transactions and cash records.

InfoStation Transaction Initiation	Permits the entry and transmission of U.S. and global custody transactions.

InfoPay	Provides the ability to view, inquire & update transactions for benefit payments

Secured FTP	To permit secured transmissions of value-bearing or non-value bearing data to and from the Bank.

TITAN Trade Data Entry	Permits issuance of instructions relating to U.S. custody securities and cash assets under an authentication protocol, via Cheetah communications software.

Trust Information Transaction Accounting Network (TITAN)	Permits user to access U.S. custody information via Cheetah communications software.

Xchange / InfoXchange	To provide an interface between InfoStation Reporter data and industry standard portfolio management systems such as PAM and CAMRA.

3.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 7 as of the date first above set forth.

AXA PREMIER VIP TRUST		JPMORGAN CHASE BANK

By:	/s/ Brian Walsh	By:	/s/ John K. Breitweg
Name:	Brian Walsh	Name:	John K. Breitweg
Title:	Chief Financial Officer and Treasurer	Title:	Managing Director

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